03 JUL 28 AM 7:21



File N° 82-4944

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24



July 23, 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

Sincerely,

Véronique Gillet

Véronique Gillet
VP Investor Relations

Encl.:

dlw 7/28



COMMUNIQUE DE PRESSE

Chiffre d'affaires du 1er semestre 2003 : + 2,3% en base homogène

----

Acquisition d'un laboratoire à Hawaï

Charenton-le-Pont (23 juillet 2003) -- Au 30 juin 2003, le chiffre d'affaires consolidé provisoire d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

En millions d'euros	**1er semestre 2003**	1er semestre 2002	Variation
Chiffre d'affaires	**1 030,3**	1 116,5	-7,7%

En base homogène, la croissance s'est établie à 2,3% au 30 juin.

D'une manière générale, la première partie de l'année a été réalisée dans un contexte économique perturbé, marqué, de surcroît, par une forte baisse du dollar par rapport à l'euro (-18,7%). Il faut également rappeler que la base de comparaison avec le premier semestre 2002 était particulièrement haute.

Il est, cependant, important de souligner que le mix produit s'est amélioré sensiblement au premier semestre, confortant notre politique de développement de verres à fort contenu technologique.

Par région, les faits principaux ont été les suivants:

- Aux Etats-Unis, le recul du marché constaté en début d'année s'est stabilisé au cours du deuxième trimestre et, malgré une légère baisse des ventes, le groupe a, en particulier, bien maintenu les parts de marché de ses produits phares.
- En Europe, l'activité est restée soutenue tout au long du semestre.
- En Asie et en Amérique du Sud, les ventes continuent d'être dynamiques malgré l'impact négatif de l'épidémie de pneumonie atypique en Chine et à Singapour, et à l'exception du Japon qui demeure un marché morose.

L'effet de change (-10,8%) a beaucoup pesé sur les ventes du premier semestre mais ne joue pas, rappelons-le, sur le taux de marge opérationnelle.

L'effet de périmètre (+0,8%) provient de l'intégration d'Essilor Korea ainsi que des sociétés acquises fin 2002 et début 2003 à l'exception de Nassau (consolidée à partir du 1er juillet).

Au total, et malgré une croissance modeste du chiffre d'affaires, la conjonction d'un bon mix produit, de la poursuite des gains de productivité et de la maîtrise des dépenses d'exploitation permettra au groupe de dégager une marge opérationnelle pour le premier semestre en avance sur l'objectif de 16% fixé pour l'exercice 2003.

Poursuite de la politique de croissance externe

Le groupe vient de conclure l'acquisition d'Optical Suppliers Inc., le plus important laboratoire de prescription situé à Hawaï (Etats-Unis). Optical Suppliers Inc., distributeur notamment des verres Varilux®, réalise un chiffre d'affaires de 5 millions de dollars et emploie 50 personnes.

Par ailleurs, les autorités allemandes de la concurrence ayant donné leur plein accord le 17 juillet, la signature de l'achat de Rupp et Hubrach par BBGR, filiale d'Essilor, aura lieu dans les semaines à venir (*voir communiqué du 13 mars 2003*).

Ainsi, le programme de croissance externe engagé par Essilor se déroule bien et l'ensemble des sociétés acquises apportera, dès 2004, comme annoncé, un supplément significatif à l'activité du groupe.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 165 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

Relations Investisseurs et Communication Financière

Tél.: 01 49 77 42 16

www.essilor.com


ESSILOR

PRESS RELEASE

First-Half 2003 Sales

Up 2.3% Like-for-Like

Acquisition of a Laboratory in Hawaii

Charenton-le-Pont, France (July 23, 2003) -- Essilor, the world leader in ophthalmic optics, today announced its provisional consolidated sales for the six months ended June 30, 2003.

In € millions	**June 30, 2003**	June 30, 2002	% Change
Sales	**1,030.3**	1,116.5	- 7.7%

On a like-for-like basis, sales were up 2.3% at June 30. In general, first-half performance was achieved in an unsettled economic environment, aggravated by a sharp 18.7% decline in the dollar against the euro. In addition, prior-year comparatives were particularly high.

However, the product mix improved considerably during the period, supporting our strategic commitment to developing lenses with high technology content.

By region, highlights of the first half were as follows:

- In the United States, the early-year decline in demand flattened out in the second quarter and, despite a slight decline in sales, our flagship products successfully maintained their market share.
- Business in Europe remained firm throughout the period.
- Sales continued to enjoy robust growth in Asia and South America despite the negative impact of the SARs epidemic in China and Singapore. The exception was Japan, where the market remains depressed.

The negative 10.8% currency effect weighed heavily on first-half sales, but had no impact on operating margin.

Changes in the scope of consolidation, which added 0.8% to sales growth, reflected the first-time consolidation of Essilor Korea and of the companies acquired in late 2002 and early 2003, except for Nassau, which has been consolidated since July 1.

In all, and despite the modest growth in sales, the combination of a strong product mix, sustained productivity gains, and operating cost discipline will enable first-half operating margin to exceed the 16% target set for the year.

New Acquisitions Completed

Essilor has completed the acquisition of Optical Suppliers Inc., the largest prescription laboratory in Hawaii and a distributor of Varilux® lenses. Optical Suppliers Inc. has sales of $5 million and employs 50 people.

In addition, the acquisition of Rupp und Hubrach by Essilor subsidiary BBGR will be completed in the coming weeks, following full approval of the transaction by German competition authorities on July 17 (*see the March 13, 2003 press release*).

These transactions attest to the successful implementation of Essilor's acquisitions-led growth strategy. As announced, all of the acquired companies will make a significant contribution to consolidated sales as from 2004.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 165 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (ISIN: FR 000012166; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication

Phone: +33 1 49 77 42 16

www.essilor.com